EXHIBIT 21
SUBSIDIARIES OF HOOPER HOLMES, INC.
Subsidiary Name	State of Incorporation	Business Name
Hooper Evaluations, Inc.	New York	D & D Associates
Michigan Evaluation Services (“MEG”)
Hooper Information Services, Inc.	New Jersey	Hooper Information Services, Inc.
Mid-America Agency Services, Incorporated	Nebraska	Mid-America Agency Services,
Incorporated
TEG Enterprises, Inc.	Nebraska	TEG Enterprises, Inc.